UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Affinity Gaming

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Stephen C. Jacobs

Chief Operating Officer and General Counsel

Spectrum Group Management LLC

1250 Broadway, 19th Floor

New York, NY 10001

(212) 687-9555

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

1	Names of Reporting Persons. Spectrum Group Management LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,003,959
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,003,959
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,003,959
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. Not Applicable

1	Names of Reporting Persons. Jeffrey A. Schaffer I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,003,959
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,003,959
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,003,959
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”). The address of the executive offices of the Issuer is 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada, 89135.

Item 2.	Identity and Background

(a-f) This Schedule 13D is being filed by Spectrum Group Management LLC (the “Management Company”) and Mr. Jeffrey A. Schaffer (“Mr. Schaffer” and together with the Management Company, the “Reporting Persons”).

The Management Company is a Delaware limited liability company that has its principal office at 1250 Broadway, 19th Floor, New York, NY 10001. The principal business of the Management Company is to serve as investment manager or adviser to certain investment funds (collectively, the “Funds”), and to control the investing and trading in securities and other financial instruments by the Funds.

Mr. Schaffer, a citizen of the United States of America, has a business address of 1250 Broadway, 19th Floor, New York, NY 10001. His principal occupation is serving as Managing Partner of the Management Company.

During the past five years, neither of the Reporting Persons has been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein were acquired as a result of a conversion of the Issuer from a Nevada limited liability company into a Nevada corporation, and the conversion of the common units of such limited liability company previously held by the Funds into shares of Common Stock. The common units previously held by the Funds were acquired in connection with the bankruptcy reorganization of the Issuer’s predecessor, or following the reorganization in open market purchases using the working capital of the Funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported by them (the “Shares”) for investment purposes. The Management Company, as investment manager to the Funds, and Mr. Schaffer, as Managing Partner of the Management Company, share investment power and voting power with respect to the Shares held by each Fund.

In order to provide the Issuer with the opportunity to evaluate strategic alternatives for the benefit of all stockholders of the Issuer, the Management Company entered into an agreement, dated May 29, 2013, (the “Agreement”), with certain other holders (the “Other Holders”) of shares of Common Stock. The Agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference. As a result of the Agreement, the Reporting Persons and the Other Holders may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 10,243,320 shares of Common Stock held in the aggregate by the Reporting Persons and the Other Holders, constituting approximately 51% of the 20,268,339 outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock beneficially owned by the Other Holders (other than the Shares held by the Funds).

The Reporting Persons intend to review their investments in the Issuer continuously and may in the future change their present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the Shares held by them, or may cause the purchase of additional shares of Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons each reserves the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 2,003,959 Shares representing approximately 9.9% of the Issuer’s outstanding Common Stock. Item 5(a) is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

(b) The Management Company as investment manager to the Funds, and Mr. Schaffer, as Managing Partner of the Management Company, share with each Fund investment power and voting power with respect to the Shares held by such Fund.

(c) The Reporting Persons have not engaged in any transactions with respect to the shares of Common Stock within the past sixty days.

(d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

As described in Item 4 above, the Management Company has entered into the Agreement. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships with the Issuer, any shareholder of the Issuer or any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1.	Joint Filing Agreement, dated as of June 6, by and between the Reporting Persons.

99.2.	Agreement Among Stockholders, dated May 29, 2013.

S I G N A T U R E

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: June 6, 2013

SPECTRUM GROUP MANAGEMENT LLC

/s/ Jeffrey A. Schaffer
Name: Jeffrey A. Schaffer Title: Managing Member

JEFFREY A. SCHAFFER

/s/ Jeffrey A. Schaffer